UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13G


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                          (AMENDMENT NO._____5_____ )*


                                  DynaGen, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, par value $0.01
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   267917-10-2
--------------------------------------------------------------------------------
                                 (CUSIP Number)



*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).







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CUSIP No.       267917-10-2            13G            Page    2   of   6   Pages
                -----------                                -------  -------
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
  1     NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Indu A. Muni
        ###-##-####
--------------------------------------------------------------------------------
  2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                     (a) [ ]
                                                                     (b) [ ]
--------------------------------------------------------------------------------
  3     SEC USE ONLY


--------------------------------------------------------------------------------
  4     CITIZENSHIP OR PLACE OF ORGANIZATION

        United States
--------------------------------------------------------------------------------
                           5    SOLE VOTING POWER

                                1,124,250
        NUMBER OF         -----------------------------------------------------
         SHARES            6    SHARED VOTING POWER
      BENEFICIALLY
        OWNED BY                0
          EACH            -----------------------------------------------------
        REPORTING          7    SOLE DISPOSITIVE POWER
         PERSON
          WITH                  1,124,250
                           -----------------------------------------------------
                           8    SHARED DISPOSITIVE POWER

                                0
--------------------------------------------------------------------------------
  9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        1,124,250


--------------------------------------------------------------------------------
  10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*[ ]
        N/A


--------------------------------------------------------------------------------
  11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
        3.9%

--------------------------------------------------------------------------------
  12    TYPE OF REPORTING PERSON *

        IN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!








Item 1(a).    Name of Issuer: DynaGen, Inc.

Item 1(b). Address of Issuer's Principal Executive Offices: 99 Erie Street, Cambridge, Massachusetts 02139.

Item 2(a).    Name of Person Filing: Indu A. Muni.

Item 2(b). Address of Principal Business Office or, if None, Residence: The address of the principal business office of Dr. Muni is 99 Erie Street, Cambridge, Massachusetts 02139.

Item 2(c).    Citizenship: Dr. Muni is a United States citizen.

Item 2(d). Title of Class of Securities: Common Stock, $.01 par value per share.

Item 2(e).    CUSIP Number: 267917-10-2

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

              (a)  [  ]  Broker or Dealer  registered  under  Section  15 of the
                         Securities Exchange Act of 1934 (the "Act").

              (b)  [  ]  Bank as defined in Section 3(a)(6) of the Act.

              (c)  [  ]  Insurance Company as defined in Section 3(a)(19) of the
                         Act.

              (d)  [  ]  Investment  Company  registered  under Section 8 of the
                         Investment Company Act of 1940.

              (e)  [  ]  Investment  Adviser registered under Section 203 of the
                         Investment Advisers Act of 1940.

              (f)  [  ]  Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see Rule 13d-1(b)(1)(ii)(F) of the Act.

              (g)  [  ]  Parent  Holding   Company,   in  accordance  with  Rule
                         13d-1(b)(ii)(G) of the Act.

              (h)  [  ]  Group,  in accordance with Rule  13d-1(b)(1)(ii)(H)  of the Act.

              None.

                                  Page 3 of 6 Pages






Item 4.       Ownership.

              (a)  Amount Beneficially Owned:

                   Dr. Muni owns beneficially and of record 1,124,250 shares of Common Stock as of December 31, 1996.

              (b)  Percent of Class:

                   3.9%
                   (Based on  28,877,436  shares of Common Stock  reported to be outstanding on Form 10-Q for the fiscal quarter ended September 30, 1996, as adjusted pursuant to Rule 13d-3(d)(1).)

              (c)  Number of shares as to which such person has:

                     (i)   sole power to vote or to direct the vote:

                           1,124,250 shares.

                     (ii)  shared power to vote or to direct the vote:

                           0 shares.

                     (iii) sole power to dispose or direct the disposition of:

                           1,124,250 shares.

                     (iv)  shared power to dispose or direct the disposition of:

                           0 shares.

Item 5.       Ownership of Five Percent or Less of a Class.

              Dr. Muni has ceased to be the beneficial owner of more than five percent of the Common Stock of DynaGen, Inc.

Item 6.       Ownership of More than Five Percent on Behalf of Another Person.

              Not Applicable.


                               Page 4 of 6 Pages







Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on By the Parent Holding Company.

              Not Applicable.

Item 8.       Identification and Classification of Members of the Group.

              Not Applicable.

Item 9.       Notice of Dissolution of Group.

              Not Applicable.

Item 10.      Certification.

              Not Applicable. This statement on Schedule 13G is not filed pursuant to Rule 13d-1(b).



                  [REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]


                               Page 5 of 6 Pages






                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 10, 1997



/s/ Indu A. Muni
------------------------
Indu A. Muni


                               Page 6 of 6 Pages